February 22, 2020

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re:	PHX Minerals Inc.

Acceleration Request
Amendment No. 3 to Registration Statement on Form S-3
Filed February 19, 2021
File No. 333-249538

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, PHX Minerals Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:30 PM EST on February 24, 2021, or as soon thereafter as is practicable.

Please contact Mark Jones of Baker & Hostetler LLP at (713) 906-6001 or mjones@bakerlaw.com with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement. Thank you for your ongoing courtesy in this matter.

Sincerely,

/s/ Ralph D’Amico By: Ralph D’Amico Chief Financial Officer and Secretary PHX Minerals Inc.